Houston American Energy Corp.

801 Travis Street, Suite 1425

Houston, Texas 77002

VIA EDGAR

July 31, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Anuja Majmudar and Irene Barberena-Meissner

Re:	Houston American Energy Corp. Draft Registration Statement on Form S-1 Filed July 11, 2025 CIK No. 0001156041

Ladies and Gentlemen:

Set forth below are the responses of Houston American Energy Corp. (the “Company,” “we,” “us,” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), by letter dated July 25, 2025, with respect to the Company’s Draft Registration Statement on Form S-1, File No. 377-08202, submitted to the Commission on July 11, 2025. Concurrently with the submission of this letter, we are filing the Registration Statement on Form S-1 (“Registration Statement”).

For reference purposes, the comments contained in the Staff’s letter dated July 25, 2025 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers and captions correspond to the Registration Statement, unless otherwise specified herein.

Draft Registration Statement on Form S-1 submitted July 11, 2025

Security Ownership of Certain Beneficial Owners and Management, page 55

1.	Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by Bower Family Holdings, LLC and Abundia Financial, LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the page 55 of the Registration Statement.

Exhibits

2.	We note your exhibit index indicates that you plan to file form agreements as Exhibits 4.7 and 10.16 through 10.19. Please file executed versions of these agreements and ensure that they include any schedules, as applicable, that identify the counterparties.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its exhibit index of the Registration Statement, and has filed executed versions of the agreements.

* * * * *

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Joseph E. Segilia at jsegilia@sullivanlaw.com of Sullivan & Worcester LLP.

Very truly yours,

HOUSTON AMERICAN ENERGY CORP.

By:	/s/ Edward Gillespie
Name:	Edward Gillespie
Title:	Chief Executive Officer

Enclosures

cc:	Joseph E. Segilia